[Letterhead of Instinet Group Incorporated]

July 27, 2005

Todd Schiffman

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0303

Re:	Instinet Group Incorporated

Preliminary Proxy Statement on Schedule 14A

Filed June 13, 2005

File No. 000-32717

Dear Mr. Schiffman:

Instinet Group Incorporated (the “Company”) has filed with the Securities and Exchange Commission (the “Commission”) the Preliminary Proxy Statement on Schedule 14A. The Company hereby acknowledges to the staff (the “Staff”) of the Commission the following:

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *

Very truly yours,

Instinet Group Incorporated

By:	/s/ Paul A. Merolla, Esq.
Name: Paul A. Merolla, Esq.
Title: Executive Vice President and Global General Counsel

cc:	Gregory E. Ostling

Wachtell, Lipton, Rosen & Katz

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